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[AEGON LOGO APPEARS  HERE]                                                828632
                                                                   PRESS RELEASE

PROPOSED CHANGES IN COMPOSITION SUPERVISORY BOARD AEGON N.V.

The Supervisory Board of AEGON N.V. intends to propose to the Annual General Meeting of Shareholders to be held on April 22, 2004 to appoint Mr. Rene Dahan as a member of the Supervisory Board.

Until his retirement in 2002, Mr. Dahan (Dutch, 62) was Executive Vice-President and Director of Exxon Corporation. Mr. Dahan is also a member of the Supervisory Boards of VNU N.V. and TPG N.V.

This nomination is made with the view to filling one of the vacancies in the Supervisory Board. Mrs. Karla M.H. Peijs stepped down from the Supervisory Board on May 20, 2003, following her appointment as Minister for Transport and Water Management in the Netherlands. Mr. Frank J. de Wit has been a member of the Supervisory Board since 1990 and will, in compliance with the Dutch Corporate Governance Code, step down as a member at the Annual General Meeting of Shareholders on April 22, 2004. In addition, Mr. Henny de Ruiter will step down on the same date, as he will reach the retirement age of 70 in 2004. The Supervisory Board intends to make further nominations to the Annual General Meeting of Shareholders to fill the other vacancies.

Mr. Morris Tabaksblat, chairman of the Supervisory Board of AEGON N.V., has decided not to seek reappointment in 2005. Consequently, he will step down from the Supervisory Board at the end of his current term in 2005. This decision is taken in compliance with the Dutch Corporate Governance Code.

The Hague, March 12, 2004

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Inquiries:

AEGON N.V.
Group Corporate Affairs & Investor Relations

Phone: + 31 70 344 8344

For further information about AEGON N.V. visit the corporate web site www.AEGON.com.
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